COMMAND CENTER, INC.
3773 West 5th Avenue
Post Falls,, ID 83854
(208) 773- 7450

July 29, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3720
Washington, DC 20549

RE:	Command Center, Inc. Form 10-K for the fiscal year ended December 26, 2008 Filed April 9, 2009 File No. 000-53088

Dear Sir or Madam:

In connection with responding to the comments set forth in your letter dated July 7, 2009, we hereby acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

/s/ Glenn Welstad	/s/ Ralph Peterson

Glenn Welstad, Chief Executive Officer	Ralph Peterson
(Principal Executive Officer)	(Principal Financial and Accounting Officer)